October 18, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Attention: Brian R. Cascio

Re:

Advanced BioMedical Technologies, Inc.

Form 10-K for the fiscal year ended October 31, 2010

Filed on February 15, 2011

Form 10-Q for the quarter ended July 31, 2011

Filed on September 19, 2011

File No. 000-53051

Dear Sirs,

In response to your letter dated September 27, 2011 we provide the following responses:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 31, 2010

Item 1. Business - Overview of PA Devices and Market in China and Worldwide, page 9

Item 7. Management’s Discussion and Analysis – Marketing and Sales Goals, page 19

1.

We refer to your response to our prior comment number 1 in the letter dated June 30, 2011, which states that all projections and forecasts will be removed from the filing. We also reference your disclosure on pages 9 and 19 of the Amended Form 10-K that the information presented are goals and not projections. In addition, we see that you have presented similar information in the July 31, 2011 Form 10-Q. Please amend these filings to remove the information presented as goals since it does not comply with the guidance in Item 10(b) of Regulation S-K.

Response (1.): The information has been removed in the amended filings.

Finance Costs, page 22

2.

We note your response to prior comment 3. Please ensure that you have filed as exhibits your agreements with related parties. For example, we note that you filed as an exhibit your agreement with Titan Technology Development Ltd. for a loan of $170,000. However, you disclose in the first paragraph of this section that you owe much larger amounts to Titan Technology Development Ltd.

Response (2.):  All written agreements with related parties have been filed. There are no written agreements for historical loans with related parties. Item 13 of the Form 10-K has been amended, to indicate that the agreement between Titan Technology Development Ltd. and the Registrant is for the amount of $170,000, and there is no formal written agreement between Titan Technology Development Ltd. and the Registrant for the balance of funds owed to Titan Technology Development Ltd.

Certain Relationships and Related Transactions and Director Independence, page 36

3.

Although we note your revisions in response to prior comment 6, we continue to note that it appears that your disclosure on page F-11 includes a much broader range of related party transactions as compared to the two related party transactions reported in this section. Please revise this section to include all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K.

Response (3.): The section has been revised accordingly.

Form 10-Q for the quarter ended July 31, 2011

Statements of Operations and Comprehensive (Income) Loss, page F-2

4.

We see that in 2011 you made a change to report government grants as two separate items in your financial statements. One caption includes these grants as a deduction from R&D Expenses and another caption presents these grants separate under “Other Income (Expenses)”. Please tell us where your accounting policies discuss the criteria for determining where to classify government grants in your financial statements.

Response (4.): 1). The Company’s subsidiary, Shenzhen Changhua Biomedical

Engineering Co. Ltd. received RMB200,000 and RMB100,000 from the Guangdong

Provincial and Shenzhen Government respectively in 2005. The purpose of the grants was to subsidize technological research and development by local company. Since the grants were awarded for specific purpose, the Company recorded them as a set-off against R&D expense. 2). the Company was approved of a grant of $244,479.25 under the Qualified Therapeutic Discovery Project Grants Program in April 2011. The grant was awarded by the US government for general purpose, thus it was recorded as other income.

5.

We reference the discussion of your assessment of internal control over financial reporting at July 31, 2011 in Item 4. Please tell us whether you performed an assessment of internal control over financial reporting at July 31, 2011. We reference the requirements in Item 308 of Regulation S-K to provide management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year.

Response (5.): Our Chief Executive Officer and Chief Financial Officer carried out an assessment of internal control over financial reporting at July 31, 2011.

6.

Please amend your Form 10-Q to provide the disclosures required by Item 308(c) of Regulation S-K with regard to changes in internal control over financial reporting.

Response (6.): The filing has been amended to provide the disclosure required by Item 308(c) of Regulation S-K.

Exhibit 32.1

7.

We note the exhibit signed by Wang Hui has not been dated. In your amendment, please ensure that all certifications have been properly signed and dated.

Response (7.): All certifications in the amended filings are properly signed and dated.

Yours truly,

/s/ Wang Hui

Wang Hui, Chief Executive Officer, Director